

October 22, 2010

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, California 92128

> **Re: BioMed Realty Trust, Inc.**
> **BioMed Realty, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 4, 2010**
> **File No. 333-168968**

Dear Mr. Gold:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

1. We note your response to comment 4 in our letter dated September 16, 2010 and the revisions made to the final paragraph of the opinion. We further note, however, that the opinion continues to place limitations on reliance. Please note that it is inappropriate to place limitations on who may rely upon the opinion and the manner in which they may rely. Please have counsel revise the opinion accordingly or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Craig M. Garner, Esq.
    Divakar Gupta, Esq.
    Robert Steenblik, Esq.
    Via facsimile (858) 523-5450